Exhibit 99.23

CONSENT OF R. MELLO

I hereby consent to the use of my name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Yamana Gold Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.               The technical report dated February 2007 entitled “An Updated Mineral Resource and Mineral Reserve estimate update for Canavieiras, Serra de Corrego, Morro do Vento e Joao Belo, Jacobina Mine” (the “Canavieiras Report”);

2.               The annual information form of the Company dated March 20, 2007, which includes reference to my name in connection with information relating to the Sao Francisco Report and the Canavieiras Report, and the properties described therein.

March 30, 2007

/s/ R. Mello
R. Mello